June 17, 2014
VIA EDGAR
Ms. Amanda Kim
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	ChannelAdvisor Corporation Form 10-K for the fiscal year ended December 31, 2013
Filed February 27, 2014
File No. 001-35940
Dear Ms. Kim:

ChannelAdvisor Corporation (the “Company”) hereby acknowledges that it has received comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2014 with respect to the above-referenced filings (the “Comments”). Due to currently contemplated travel and vacation schedules of Company personnel, the Company does not believe it will be able to respond within 10 business days of the date of the Comments. Per your telephone discussion with Brian Leaf of Cooley LLP, the Company’s outside counsel, on June 17, 2014, the Company currently intends to respond to the Comments by July 11, 2014.
Pursuant to the Staff’s letter, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHANNELADVISOR CORPORATION

By:	/s/ John F. Baule
John F. Baule
Chief Financial Officer

cc:    Brian F. Leaf, Esq., Cooley LLP

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